EXHIBIT 99.2

                                       EXHIBIT B
                                       TO
                                       SECURITIES
                                       PURCHASE
                                       AGREEMENT

     On October 12, 2000, Jackpot and Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"), which provides that Jackpot, on the date of the First Closing, will purchase $14.9 million in aggregate principal amount of Series A Preferred Stock. The Purchase Agreement further specified that Jackpot would purchase an additional $5.1 million in aggregate principal amount of Series A Preferred Stock not later than ten days following approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Second Closing"). Each share of Series A Preferred Stock is initially convertible into shares of Common Stock at a conversion price of $6.25 per share (the "Conversion Price"), and is subject to adjustment. On the six month anniversary of the date of the First Closing, the Conversion Price shall be adjusted, if lower, to 90% of the average daily closing price of the Issuer's Common Stock for the six-month period from the date of issuance, but in no event less than $2.00 per share. Furthermore, on April 12, 2001, Jackpot, at its sole discretion, shall have the option to require Issuer to redeem the Series A Preferred Stock for cash at 150% of the purchase price; provided that such right will expire if the Issuer consummates a change of control transaction with Jackpot on or prior to such date.

     In connection with the issuance of the Series A Preferred Stock, Issuer has issued to Jackpot warrants to purchase shares of Common Stock to equal 19.999% of the current outstanding shares of Common Stock less the amount of shares issuable upon the conversion of the Series A Preferred Stock. The exercise price of the warrants shall be $7.25 per share, payable, at the option of Jackpot, in cash or warrant shares; provided such payment shall only be payable in cash to the extent that the Issuer shall have in effect a valid registration statement. The exercise price is subject to adjustment under certain circumstances. The warrants shall be exercisable at any time until October 12, 2005.

     Jackpot intends to discuss a possible second step transaction with the Issuer; the nature, form and scope of which has not been presently determined and which may range from Jackpot increasing its investment in the Issuer in an undetermined amount to proposing a merger transaction with the Issuer. No assurance can be given that Jackpot will ever make such a proposal and Jackpot reserves the right to sell, assign and otherwise dispose of its interest in the securities of the Issuer. In connection with the transaction Jackpot agreed that until April 12, 2001 without the prior consent of the Board of Directors of the Issuer (excluding any member appointed by the holders of the Series A Preferred Stock), it would not, alone or through or with any other person or entity, in any manner: (i) acquire any additional direct or indirect interest in any securities of the Issuer; (ii) solicit, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) from the Issuer's stockholders, become a "participant" in any "election contest" (as such terms are defined or used in Rule 14A-11 under the Exchange Act) with respect to the Issuer's Board of Directors, solicit or execute any written consent in lieu of a meeting of holders of voting securities except to support the nominees for directors of the Issuer's Board of Directors or call or seek to have called any meeting of the Issuer's stockholders of the other party or seek to advise or influence in any manner whatever any person or entity with respect to the Issuer; (iii) make any short sales, enter into any hedging, derivative or similar transactions regarding the Issuer's securities; or (iv) publicly announce an intention to do any of the actions restricted or prohibited under clauses (i) through (iii) above.

     In addition, on October 12, 2000 Jackpot entered into a Loan and Forbearance Agreement with Michael Donahue, Chairman of the Issuer, pursuant to which Jackpot agreed to purchase from Salomon Smith Barney ("SSB") a loan from SSB to Mr. Donahue. The loan is secured by 4,270,406 shares of Common Stock. Pursuant to a Call/Participation Agreement Donahue agreed that Jackpot would share in the profit on a portion of the stock securing the loan once certain conditions, including the repayment of the loan, were met. Mr. Donahue has sole power to vote and dispose of such shares. However, Mr Donahue has agreed that for so long as the loan is outstanding, given the highly leveraged nature of the loan, he would, prior to any vote of the stockholders of Issuer, consult with Jackpot and obtain Jackpot's view with respect to such vote. He also agreed that in the event the Board of Directors of Issuer approves a merger of Jackpot with InterWorld Corporation on or before April 10, 2001, Mr. Donahue will execute an appropriate voting agreement pursuant to which he will agree to vote his stock in favor of such merger.

     Except as set forth above or in this Item 4, and Item 5 below, Jackpot has not formulated any plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors (other than the designation of two additional board members by Jackpot as a result of its purchase of the Series A Preferred Stock) or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure,
(vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.